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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2004



                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  __X__   Form 40-F



     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes  ___    No  __X__



     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____)


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     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K, an announcement of the Registrant relating to the resignation of Mr. Ma Fucai, the Registrant's Chairman, from the position of the General
Manager of China National Petroleum Corporation, the Registrant's controlling shareholder.




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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                                     [LOGO]

                           PETROCHINA COMPANY LIMITED
 (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                                (Stock Code: 857)


The Company was informed today that the Company's chairman, Mr. Ma Fucai, has resigned from the position of the general manager of the Company's controlling shareholder, China National Petroleum Corporation. The position is taken up by the Company's current executive director and president, Mr. Chen Geng.



The Company was informed today that the Company's chairman, Mr. Ma Fucai, has resigned from the position of the general manager of the Company's controlling shareholder, China National Petroleum Corporation. The position is taken up by the Company's current executive director and president, Mr. Chen Geng. In relation to this event, the Company will convene a board meeting and carry out the necessary procedures as required under the PRC Company Law, the relevant regulatory requirements of the jurisdictions where the Company is listed and the Company's articles of association.

We confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "LISTING RULES"), neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

As at the date of this announcement, the Board comprises Mr. Ma Fucai as chairman, Mr. Wu Yaowen and Mr. Ren Chuanjun as vice chairmen, Mr. Chen Geng, Mr. Su Shulin and Mr. Wang Fucheng as executive directors, Mr. Zheng Hu, Mr. Gong Huazhang and Mr. Zou Haifeng as non-executive directors and Mr. Chee-Chen Tung, Mr. Liu Hongru and Mr. Franco Bernabe as independent non-executive directors.

Made by the order of the Board of PetroChina Company Limited the directors of which individually and jointly accept responsibility for the accuracy of this announcement.


                                                      PETROCHINA COMPANY LIMITED
                                                              LI HUAIQI
                                                        Secretary to the Board

14 April 2004



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                                 SIGNATURE




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     PetroChina Company Limited


Dated: April 15, 2004                                By:  /s/ Li Huaiqi
                                                         -----------------------
                                                     Name:    Li Huaiqi
                                                     Title:   Company Secretary